UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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15048382

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8 - 52141

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Sidoti & Company, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

122 East 42nd Street, 4th Floor
(No. and Street)

New York (City) — New York (State) — 10168 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter T. Sidoti — (212) 297-0001 (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road (Address) — Roseland (City) — New Jersey (State) — 07068 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter T. Sidoti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sidoti & Company, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

C.E.O
Title

Notary Public

DAVID J. GOLD
Notary Public, State of New York
No. 02GO5082848
Qualified in Richmond County
Commission Expires July 28, 2017

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIDOTI & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION
(WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM)

DECEMBER 31, 2014

SIDOTI & COMPANY, LLC

CONTENTS

KPMG

KPMG LLP
4 Becker Farm Road
Roseland, NJ 07068

Report of Independent Registered Public Accounting Firm

Member
Sidoti & Company, LLC:

We have audited the accompanying statement of financial condition of Sidoti & Company, LLC (the Company) as of December 31, 2014 (financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Sidoti & Company, LLC as of December 31, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 27, 2015

SIDOTI & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS		
Cash and cash equivalents	$	6,347,466
Receivables from clearing brokers, including clearing deposits of $165,000		1,805,153
Investment banking fees receivable		6,000
Research fees receivable		464,882
Property and equipment, net		279,287
Receivable from affiliates		32,195
Prepaid expenses and other assets		953,990
Total Assets	$	9,888,973
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Bonuses payable	$	2,500,000
Commissions payable		293,771
Payables to clearing brokers		28,760
Accounts payable and accrued expenses		846,954
Total liabilities		3,669,485
Member's equity		6,219,488
Total Liabilities and Member's Equity	$	9,888,973

See accompanying notes to financial statements.

1. Nature of business and summary of significant accounting policies

Nature of Business

Sidoti & Company, LLC (the "Company") is a Delaware single member limited liability company formed on March 1, 1999. The Company's principal business activity is performing financial research and analysis, acting as a broker-dealer of securities and engaging in investment and financing activities. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Agency ("FINRA"). In addition, the Company is a member under the Ontario Securities Commission. The Company operates as an introducing broker and does not hold funds or securities for, or owe money or securities to customers, and does not carry accounts for customers. All customer transactions are cleared through the Company's clearing broker-dealer on a fully-disclosed basis. The Company is wholly-owned by Sidoti Holding Company LLC, a Delaware limited liability company ("Holding LLC") formed on March 1, 1999.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 27, 2015. Subsequent events have been evaluated through this date.

Cash and Cash Equivalents

The Company considers investments in money market accounts to be cash equivalents.

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation and amortization. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives as follows:

Asset	**Estimated Useful Life**
Office equipment and computer software	3-5 years
Furniture and fixtures	7 years
Leasehold improvements	Lease term

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis.

Revenue Recognition from Research Income

The Company records income from research services at the time there is persuasive evidence of an arrangement, the services have been rendered, the revenue is fixed or determinable and collectability is reasonably assured. The Company currently generates revenues from research activities through three types of arrangements. First, a client may issue a cash payment directly to the Company for access to research. Second, the Company has entered into third-party arrangements in which institutional clients execute trades with a limited number of brokers and instructs those brokers to issue a cash payment to the Company. In these arrangements, the amount of the fee is determined

1. Nature of business and summary of significant accounting policies (continued)

by the client on a case by case basis, agreed to by the Company and an invoice is sent to the payor. For the first and second types of arrangements, revenue is recognized and an invoice is sent once an arrangement exists, access to research has been provided, a specific amount is fixed or determined, and collectability is reasonably assured. None of these arrangements obligate clients to a fixed amount of fees for research, either through trading commissions or direct or indirect cash payments, nor do they obligate the Company to provide a fixed quantity of research or execute a fixed number of trades. Furthermore, the Company is not obligated under any arrangement to make commission payments to third parties on behalf of clients. The third source is revenue from alpha capture arrangements in which the Company participates. Revenue from these transactions are determined by the alpha capture sponsor and recognized upon receipt.

Revenue Recognition from Investment Banking

Investment banking revenues include fees arising from securities offerings in which the Company acts as an underwriter or agent. These revenues are recorded in accordance with the terms of the investment banking agreements. Investment banking revenues are recognized when the offering is deemed complete and is presented net of estimated related expenses. On final settlement, typically 90 days from the trade date of the transaction, the Company adjusts these amounts to reflect the actual transaction-related expenses and resulting investment banking fee.

Revenue Recognition from Seminar and Conference Income

Seminar and conference income is recognized when earned. Advances received which are related to seminar and conference income are deferred until earned.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivable from Clearing Broker

The Company clears customer transactions through another broker-dealer on a fully-disclosed basis. At December 31, 2014, the receivable from clearing brokers consisted mainly of commissions related to securities transactions.

Investment Banking Fees Receivable

The Company carries its investment banking fees receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its investment banking fees receivable and establishes an allowance for doubtful accounts, if necessary, based on a history of past write-offs and collections and current credit conditions. At December 31, 2014, investment banking fees receivable is from one customer. No allowance for doubtful accounts was required at December 31, 2014.

1. Nature of business and summary of significant accounting policies (continued)

Research Fees Receivable

Research fees receivable is primarily comprised of receivables from the Company's research transactions.

Income Taxes

The Company is a single member limited liability company and, therefore, does not record a provision for federal and state income taxes. Accordingly, Holding LLC reports the Company's income or loss on its income tax returns. Holding LLC is subject to New York City unincorporated business tax ("UBT") and the Company reimburses Holding, LLC for taxes incurred and attributable to the Company's income, which is reported in Holding LLC's tax return. The UBT is calculated using currently enacted laws and rates and is reflected on the statements of operations of the Company using the separate return method, in accordance with GAAP. GAAP requires the consolidated current and deferred tax expense (benefit) for a group that files a consolidated tax return to be allocated among the members of the group when those members issue separate financial statements. At December 31, 2014, the Company recorded UBT expense of approximately $43,000, which is included in the statement of operations.

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the consolidated financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

1. Nature of business and summary of significant accounting policies (continued)

The Company's member files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2009. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

2. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company's net capital was approximately $4,481,000 which was approximately $4,236,000 in excess of its minimum requirement of approximately $245,000.

3. Commitments and Contingencies

Operating Leases

The Company is obligated under various operating lease agreements for their office locations and database management systems, which expire through November 2017. The office leases contain escalation clauses based on increased costs incurred by the landlord. Rent expense and data expenses under these agreements for the year ended December 31, 2014 was approximately $1,553,000.

The approximate future minimum annual rental commitments under the terms of the leases, as of December 31, 2014, are approximately as follows:

Year ending December 31,	
2015	1,117,000
2016	1,127,000
2017	303,000
	$ 2,547,000

Borrowings

In February 2013, the Company entered into a line of credit financing agreement with its bank which expired in April 2014. The Company amended the agreement with the bank in March 2014 to extend the expiration date until May 2015. The financing provided the Company with a secured revolving credit loan in the aggregate principal of $2,000,000. The line of credit is secured by substantially all of the assets of the Company and a guarantee from the managing member. The loan bears interest at a minimum of 4%. As of December 31, 2014 the Company had no borrowings under this financing agreement.

4. Off-balance sheet risk and concentrations of credit risk

Pursuant to its clearing agreements, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. At December 31, 2014, the receivables from the clearing brokers' represents commissions receivable earned as an introducing broker for the transactions of its customers. Under certain conditions, as defined in the clearing agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company and must maintain, at all times, a clearing deposit of not less than $165,000. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral in the securities transactions introduced by the Company.

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000. These balances may, at times, exceed federally insured limits.

5. Property and equipment

Details of property and equipment at December 31, 2014 are as follows:

Office equipment	$ 1,324,170
Furniture and fixtures	213,380
Computer software	342,386
Leasehold improvements	451,135
	2,331,071
Less accumulated depreciation and amortization	2,051,784
	$ 279,287

For the year ended December 31, 2014, depreciation and amortization expense was approximately $77,000.

6. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

7. Retirement plan

The Company has a retirement plan ('the Plan") under Section 401(k) of the Internal Revenue Code, which covers all eligible employees. The Plan provides for voluntary deductions of up to 60% of the employee's salary, subject to Internal Revenue Code limitations. In addition, the Company can elect to make discretionary contributions to the Plan. For the year ended December 31, 2014 the Company elected not to make a contribution.

8. Related Party Transactions

In June 2014 three new entities, Sidoti Capital Management, LLC (the "Adviser"), Sidoti Micro Cap GP, LLC (the "General Partner") and Sidoti Micro Cap Fund, LP (the "Partnership") were created. The Adviser and General Partner are wholly-owned by Holding LLC. During 2014, the Company paid certain legal fees, setup and formation expenses on behalf of these related parties which are included in the "Receivable from affiliates" on the Statement of Financial Condition. The following are the amounts receivable by related parties:

		Counterparty
Setup and formation expenses	$20,907	Sidoti Capital Management, LLC
Legal fees	5,953	Sidoti Capital Management, LLC
Setup and formation expenses	2,639	Sidoti Micro GP, LLC
Setup and formation expenses	2,696	Sidoti Micro Cap Fund, LP
	$32,195	

9. Subsequent events

From January 1, 2015 through the date of this report, the Company has distributed $621,000 in equity capital to its member.